                                                                 EXHIBIT 99.1

                              EMPLOYMENT AGREEMENT


1.       PREAMBLE

         AGREEMENT made this 30th day of October, 1995, between University Bank, a Michigan Banking Corporation, its main offices at 209 East Portage Avenue, Sault St. Marie, Michigan, 49783 hereafter called the "Bank" or "Employer"; Mark Ouimet of 3502 River Pines Drive, Ann Arbor, Michigan, 48103 hereafter called the "Employee"; and Newberry Bancorp Inc., pursuant to the terms of paragraph 3(c) below, hereafter called "Newberry".

         WHEREAS, the Bank shall engage in any lawful business of which Michigan banking corporations are authorized to do in the State of Michigan; and

         WHEREAS, Employee desires to be employed by the Bank and the Bank desires to employ Employee on the following terms.

         NOW, THEREFORE, it is mutually agreed as follows:


2.       EMPLOYMENT DUTIES

         The Bank hereby employs Employee, and Employee hereby accepts employment by the Bank as President and Chief Executive Officer of University Bank. During the term of his employment, Employee shall at all times be appointed to the Bank's Board of Directors and shall serve as Chairman and Chief Executive Officer of the Bank and the Employee may, at his discretion, retain the office of President. Employee shall be in charge of all offices of the Bank wherever located, but shall principally oversee the operation of the Ann Arbor office. Employee shall report directly to the Board of Directors of the Bank. Employee shall attend all monthly Board of Director meetings of the Bank as well as all special meetings of the Board of Directors, unless absent on vacation or sick leave. The Bank shall reimburse employee for all expenses incurred in attending the meetings of the Board of Directors not held in Ann Arbor. Employee shall perform such duties in connection herewith as may be fixed by the Board of Directors from time to time consistent with those customarily performed by Chief Executive Officers of financial institutions. In addition, during his employment with the Bank, Employee shall continually serve as a member of the Board of Directors of Newberry.

         Employee shall have authority to make loans without approval of the Board of Directors of the Bank of up to $100,000.00 in accordance with generally accepted banking practices. The Board of Directors of the Bank shall approve all other loans in excess of $100,000.00 and up to the current limit of $500,000.00.

3.       COMPENSATION

         (a) Base Salary. As compensation for the services to be rendered by Employee, the Bank shall pay him an annual salary of $127,000 as of the date of commencement of employment (the "Start Date") which salary shall be increased annually at a minimum of 5% payable in equal bi-monthly installments beginning on the start date. In addition, Employee shall be entitled to customary fees for service as a member of the Bank's Board and the Board of Newberry.

         (b) Bonus Salary. In addition to the base salary described above, Employee shall receive bonuses tied to the performance of the Bank's office(s) located in the lower peninsula of Michigan. The bonus shall be paid when the following financial milestones are achieved (as of the end of any calendar quarter).

                                           On-Balance
  Bonus               Deposits             Sheet loans        Incentive
--------              --------             -----------        ---------
   #1                 $5,000,000                      $0         $30,000
   #2                $10,000,000              $5,000,000         $60,000
   #3                $15,000,000              $8,000,000         $75,000
   #4                $20,000,000             $11,000,000         $90,000
   #5                $25,000,000             $14,000,000        $100,000
   #6                $30,000,000             $18,000,000        $110,000
   #7                $35,000,000             $22,000,000        $135,000
   #8                $40,000,000             $26,000,000        $150,000

The total cumulative amount of bonus available being $750,000.

         Deposits are defined as all deposits of the Bank originated through any Bank office located in the Lower Peninsula of Michigan. On-Balance Sheet loans include any loans originated through any retail Bank office located in the Lower Peninsula of Michigan and held for investment by the Bank, plus an amount equal to the cumulative amount of 10% of any loans originated for sale to investors or correspondents from any retail Bank office or Bank employed originator reporting to the Bank's retail mortgage department located in the Lower Peninsula of Michigan (Secondary Market Mortgages), plus an amount equal to the Bank's retained percentage of any loans originated through any retail bank office located in the Lower Peninsula and in which a participation is sold. It is understood that existing or future correspondents and net branches of the wholesale mortgage division of the Bank shall be excluded from this sum of Secondary Market Mortgage originations so long as the Sault St. Marie office of the Bank is responsible for supervision of quality control and accounting for Secondary Market Mortgages. However, correspondents, originators and net branches established by the Bank's retail mortgage department based in Ann Arbor which report directly to the Employee or to a subordinate of the Employee shall be added to the sum of Secondary Market Mortgages, regardless.

         (c) Stock Options. As further compensation for the services to be rendered by Employee, Newberry hereby provides the Employee with an option ("Option 1") to buy up to 60,000 shares of common stock of Newberry Bancorp,

Inc. at a price of $4.50 per share within five years of the Start Date. Such stock option will unconditionally and irrevocably vest at a rate of 20% of the option shares per year during the term of this Agreement, beginning one year from the Start Date. The option may be exercised in one or more transactions for any number of shares not to exceed 60,000 shares in the aggregate. In addition, Employee is also hereby granted by Newberry an unqualified option ("Option 2") to purchase at any time prior to December 31, 1997 up to 120,000 shares of Newberry common stock at a price of $4.50 per share. The option may be exercised in one or more transactions for any number of shares not to exceed 120,000 shares in the aggregate. As further assurance for the granting of the foregoing Option 1 and Option 2, in executing this Agreement, Stephen L. Ranzini and Joseph L. Ranzini, hereby jointly and severally guarantee to the Employee the availability of said stock options in accordance with the terms of this Agreement.

         If Employee requests, Newberry shall either lend Employee the funds to exercise the stock options described in this paragraph, or arrange for a loan to Employee to allow Employee to exercise these options at an interest rate equal to the Wall Street Journal posted Prime Rate for commercial loans with a term of not less than three years and an amortization schedule of not less than 15 years. At the option of the Employee, interest on any such loans may accumulate without payment until December 31, 2000.

         Employee shall also participate in the Newberry Bancorp Inc. Employee Stock Option Plan and shall have the opportunity to purchase additional shares with any other offer to employees, existing shareholders or prospective shareholders.

         (d) Former employment benefits. Current benefits to be paid by Employer in lieu of payment by previous employer:

                 1) Employee Stock Ownership Program (Great Lakes Bancorp payout), $15,000

                 2)       Bonus for 1995, $35,000

                 3) The grant of shares of common stock of Newberry equal in value, as of December 31, 1995, to 20% of all shares of TCF Bancorp stock contemplated by the Restricted Stock Agreement between Employee and TCF Financial Corporation, dated February 9, 1995, but in any event not less than 900 shares of TCF Bancorp stock.

                          The benefits described in paragraph (d)(1) and (2) shall be paid by check to Employee within five days after execution of this Agreement by all parties and held by Employee until the Start Date at which time such check may be cashed. The benefits in paragraph
                          (d)(3) shall be granted to Employee on or before January 5, 1996.

         (e) Disability Insurance. Employer shall pay all premiums for Employee's disability insurance under a policy in form and substance satisfactory to Employee with a waiting period of not more than 90 days and a disability payment of not less than 66% of Employee's then base salary.

         (f) Life Insurance. Employer shall pay all premiums for Employee's life insurance policies consistent with the standard life insurance benefits available to other officers of the Bank and the officers of Newberry.

4.       TERM OF AGREEMENT

         The term of this employment shall be through December 31, 2000 beginning from the date of this Agreement. This Agreement may be renewed, modified or changed only upon a new signed written agreement from both parties to this employment contract.

         Termination for Cause. Employee's employment under this Agreement shall continue until the occurrence of any of the following:

         (a)     Employee's death.

         (b) Employee's physical or mental disability for a period of 90 days in any twelve (12) month period.

         (c) Employee's gross or reckless disregard for duties and, or responsibilities to the Bank.

         (d)     Conviction of a felony.

         (e) If the Bank's Ann Arbor division does not reach the level of deposits and On-Balance Sheet loans equal to $10,000,000 in deposits and $10,000,000 in On-Balance Sheet loans as adjusted and defined in paragraph (3)(b) by December 31, 1997.

         If Employee's employment under this Agreement is terminated through the causes stated in subparagraphs (a) or (b) above, then in addition to all life, health and disability insurance benefits payable to the Employee or the Employee's estate, the Employee or his estate shall promptly receive from the Employer all salary and bonuses accrued but unpaid up to the date of termination, and Option 1 and Option 2 as provided in paragraph 3(c) above, shall continue to be exercisable by the Employee or the Employee's estate until the respective expiration dates; provided, however, that stock Option 1 shall be deemed immediately vested in full.

         If the Board of Directors terminates this Employment Agreement for any of the causes stated in subparagraphs (c) or (d) above, then the Employer shall pay and the Employee shall be entitled to the immediate payment of all salary and bonuses accrued but unpaid up to the time of termination.

         If the Board of Directors terminates this Employee Agreement for the cause set forth in paragraph (e) above, then the Employer shall pay and the Employee shall be entitled to: (i) the immediate payment of all salary and bonuses accrued but unpaid up to the termination date; and (ii) the immediate payment of twelve (12) months' future salary from the termination date; and
(iii) Option 1 and Option 2 as provided in paragraph 3(c) above, shall continue to be exercisable until their respective expiration dates, including the right to receive loan proceeds to exercise any option.

         Termination without Cause. If the Board of Directors terminates this Employment Agreement except where based upon one or more of the causes set forth in subparagraphs (a) through (e) above, or if there is any material reduction of the responsibilities of the Employee without the Employee's express written consent, then the Employer shall pay and the Employee shall be entitled to (i) the immediate payment of all salary and bonuses accrued but unpaid to the date of termination; and (ii) the immediate payment of the unpaid amount of base salary payable to the Employee during the remaining portion of the term of this Agreement; provided, however, that in no event shall this payment be equal to less than twelve (12) months' salary; and (iii) the immediate payment of all future bonus salary when earned and otherwise payable to the Employee if the termination or reduction of the responsibilities had not occurred; and (iv) Option 1 and Option 2 as provided in paragraph 3(c) above, shall continue to be exercisable until their respective dates, including the right to receive loan proceeds to exercise any option; provided, however, that stock Option 1 shall be deemed immediately vested in full; and (v) all health and life insurance premiums for the Employee required to maintain the same or comparable benefits coverage shall be promptly paid when due by the Employer for a period of one (1) year from the date of termination.

         In any event, the involuntary termination or reduction of responsibilities of Employee's employment under this Agreement may only be made pursuant to the lawful action of the Bank's Board of Directors. If the stockholders' equity of Newberry falls below 3% of total consolidated assets, the amount of all future salary, stock and bonuses payable to the Employee will be immediately placed by Newberry in an escrow account with an escrow agent and under such terms and conditions as are reasonably satisfactory to the Employee and Newberry for the future benefit, as earned, of the Employee. Newberry shall provide the Employee with updated quarterly financial statements within 45 days after the end of each calendar quarter and within 90 days after the end of each fiscal year of Newberry and promptly provide Employee with a copy of all audited and/or reviewed financial statements. Failure by Newberry to comply with any of the foregoing provisions shall constitute a material breach by the Employer of this Agreement.

         The Bank will directly pay all legal costs incurred by the Employee in connection with the negotiation, review and execution of this Agreement.

5.       OUTSIDE ACTIVITIES RESTRICTIONS

         During the term of this Agreement, Employee shall devote his entire working time to this employment, provided, however, the Employee shall be free to continue to develop personal financial interests, and the Employee is encouraged to be actively involved in community and political activities which benefit the Bank so long as these activities are not competitive with the business of the Bank.

6.       RESTRICTIVE COVENANTS

         Employee agrees that for the term hereof, and for one (1) year thereafter, he will not aid or take part in the establishment or operation of any enterprise competitive with that of the Bank and that he will not participate directly or indirectly as stockholder (except as what is currently held at employment or otherwise available as stock options for unrestricted stock), director, officer, partner, principal, agent or otherwise in any business that competes with the Bank in the Ann Arbor market; provided, however, that the foregoing covenant shall apply and be enforceable only where the termination of employment is a voluntary one by Employee or where the termination is based on one or more of the causes in paragraph 4(a)-(e). This excludes and is not applicable to continuing to run for political office and serving on the Board of Trustees at Northwood University which the Bank encourages the Employee to do.

         Employee acknowledges that during the course of his employment he will receive confidential information pertaining to the Bank's business and agrees not to disclose same, either during or after the termination of his employment, to any person who is not a stockholder, officer, director or employee of the Bank or any of the Bank's professional representatives such as attorneys or accountants. Such confidential information shall include information constituting a trade secret. Upon termination of this employment Employee shall promptly deliver to the Bank all files, lists, and other written data in his possession pertaining to the Bank's business. The parties hereto recognize that the services to be performed are special and unique hereunder and in the course thereof Employee will acquire confidential information. It is agreed that any material breach of the foregoing provisions will authorize the Bank to apply to any court of competent jurisdiction to enjoin any violation, threatened or actual, of such provisions.


7.       VACATION

         Employee shall be entitled to three (3) weeks paid vacation annually. Such vacation shall be taken at such time or times as may be specified by the Employee and notification at least two (2) weeks in advance to the Bank's Board of Directors. In addition, employee shall be entitled to such personal days, sick days and holidays as are customarily provided by the Bank to its other executives.

8.       FRINGE BENEFITS

         During the term of this Agreement, Employee shall be entitled to the following benefits:

         (a) Automobile. An automobile will be provided by the Bank or reimbursement for lease payments and all service, maintenance, gas and insurance.

         (b) Health benefits. Employer shall purchase and maintain for the benefit of Employee and family, medical insurance as received by other similarly situated employees of the Bank providing such coverage as may from time to time be determined by the Employer's Board of Directors and immediately effective upon termination of employee's prior employment. If the Bank opts to change its health plan to a medical savings account plan, or similar such plan, the Bank shall pay and provide for full coverage and benefits under such plan for Employee and his family consistent with other officers and/or directors of the Bank and Newberry; provided, however, that if the Bank does not adopt a medical savings account plan within 3 years from the date hereof, the Employee may, at his option, take the amount of the premium as additional compensation.

         (c)     Other benefits.

                 (1) Employee shall be entitled to participate in any life insurance plans, pension plans, employee stock ownership plans (ESOP) or any other health insurance plans that the company may adopt from time to time for the benefit of its officers or other employees.

                 (2) Bank shall pay all assessments and annual dues to a Country Club and other Civic or Professional Organizations as provided by employee's current employer. Employer will also pay any country club equity reimbursement as may be required by Employee's previous employer, such country club membership to be the property of the Employee and shall not be refundable to the Bank in the event that Employee's employment with the Bank terminates.

                 (3) Conferences. Employee is entitled to participate in and the Bank will pay for at least one state and one national conference annually for his ongoing education to be paid by the Bank.

                 (4) Education. The Bank will pay for continuing education for the Employee as it relates to business.

                 (5) Physical. The Bank will pay for an annual physical for the Employee.

                 (6) Business Related Expenses. The Bank will pay for business related community expenses. The Bank will also pay matching charitable contributions made by the Employee that are deemed appropriate by the Bank's Board of Directors.

                 (7) The Bank shall pay all dental costs incurred for the Employee through December 31, 1995.

9.       GUARANTEE

         Newberry hereby unconditionally guarantees the Bank's performance and payment obligations under this Agreement; this guarantee being a continuing irrevocable guarantee of payment and not collection.

10.      ASSIGNMENT

         The rights and obligations of the Bank under this Agreement shall inure to the benefit of and shall be binding upon the successors and assigns of the Employer. This Agreement shall not be assignable by Employee.

11.      START DATE

         The Start Date of this Agreement shall be the first date when Employee begins full time activities on behalf of the Employer, and in any event not later than January 1, 1996. If the Start Date is January 1, 1996, the compensation to be paid to Employee under paragraph 3(d)(1) and (2) in lieu of payment by previous employer (viz, $15,000 and $35,000) shall not be paid by Employer to Employee.

12.      NOTICES

         Any notice required to be given under this Agreement shall be deemed sufficiently given if sent by regular mail to the party to be notified at the address set forth above or to such other address or addresses as either party may hereafter designate by notice given in the same manner.

13.      ARBITRATION

         Any controversy or claim arising out of or related to this Agreement shall be resolved by binding arbitration in Ann Arbor or Detroit, Michigan, at the Bank's option, in accordance with the commercial arbitration rules of the America Arbitration Association. A judgment upon any award may be entered in any Court having jurisdiction thereof. Notwithstanding the provisions of this paragraph, the Bank shall have the right to apply to any Court of competent jurisdiction to enjoin any violation, threatened or actual, of this Agreement by Employee pending the final resolution of the arbitration procedure as provided in this paragraph.

14.      WAIVER OF BREACH

         In the event that any breach of this Agreement is waived by the non-breaching party, such waiver shall not constitute a waiver of any subsequent breach. No waiver shall be valid unless made in writing and signed by the non-breaching party, whether the Employee or an authorized representative of the Employer.

15.      SEVERABILITY

         If one or more of the provisions of this Agreement should be found invalid or otherwise unenforceable, the validity, effectiveness and enforceability of any and all other provisions hereof shall not be affected.

16.      ENTIRE AGREEMENT

         This Agreement together with any employee manual hereafter created for the Employer shall constitute the entire agreement and understanding between the Bank and Employee and supersedes any prior agreement and understanding relating to the subject matter; provided, however, that any conflict between the terms and conditions contained in such employee manual and this Agreement shall be resolved in favor of the terms and conditions contained in this Agreement. This Agreement may be modified or amended only by a written instrument executed by Sellers and Purchasers each acting through its duly authorized agent.

17.      LAWS GOVERNING AGREEMENT

         This Agreement shall be construed in accordance with and governed by the laws of the State of Michigan.

18.      CAPTIONS

         The captions in this Agreement are for convenience only and shall not be considered a part hereof or affect the construction or interpretation of any provisions of this Agreement.

         IN WITNESS WHEREOF, THE parties have executed this Agreement as of the day and year first above mentioned.

Witnesses:                             BANK:
                                                UNIVERSITY BANK, a Michigan
                                                banking corporation

                                       By: /s/ Stephen Lange Ranzini
-------------------------------           ------------------------------------
                                           Stephen Lange Ranzini, President

                                    EMPLOYEE:



                                    By:/s/ Mark Ouimet
------------------------------         --------------------------------------
                                       Mark Ouimet



                                    NEWBERRY:



                                    By:/s/ Stephen Lange Ranzini
------------------------------         --------------------------------------
                                       Stephen Lange Ranzini, President





                                    /s/ Stephen Lange Ranzini
------------------------------      -----------------------------------------
                                    Stephen Lange Ranzini, Individually



                                    /s/ Joseph L. Ranzini
------------------------------      -----------------------------------------
                                    Joseph L. Ranzini, Individually

                       Amendment to Employment Agreement

                 Amendment, dated as of December 15, 1995, to the Employment Agreement dated October 30, 1995 (the "Employment Agreement") between University Bank, a Michigan banking corporation ("Bank") and Mark Ouimet ("Employee") and, as to the provisions of paragraph 3(c) of said Employment Agreement, Newberry Bancorp., a Delaware corporation ("Newberry").

                 The parties hereto mutually agree as follows:

                 1. Employee has commenced his employment with the Bank, thereby rendering effective the Employment Agreement, as the same is amended hereby.

                 2. (a) The parties acknowledge that it was at the time of execution thereof and continues to be their intent that the provisions of paragraphs 3(c) and 4 of the Employment Agreement relating to the grant and exercise of options to purchase shares of Common Stock of Newberry be implemented by the grant of options, at such time as the Employee commenced his employment with the Bank, pursuant to the stock option plan of Newberry in effect at the inception of such employment. Such stock option plan is the 1995 Stock Plan of Newberry, as adopted by the Board of Directors of Newberry and as to be presented to the stockholders for approval at the next annual meeting of stockholders of Newberry (the "Plan"). Accordingly, it is hereby acknowledged and agreed that Employee is, on or about the date hereof, being granted options to purchase an aggregate of 180,000 shares of Common Stock pursuant to the Plan, of which options for 100,000 of such shares are intended to be "incentive stock options" as defined in the Plan, and with the options for the remaining 80,000 of such shares intended to be "Non Qualified" options, as defined in the Plan. The exercise price and the latest expiration dates of such options and the date as of which such options are to become exercisable are set forth in Exhibit A hereto. Certain other terms and conditions of or pertaining to such options shall be set forth in the Employee Stock Option Agreement to be entered into by Employee and Newberry (the "Option Agreement").

                          (b)  It is also agreed that the loans to be provided
or arranged in connection with the exercise of the aforementioned options, as referred to in paragraphs 3(c) and 4 of the Employment Agreement, shall be made in accordance with, and the rights and obligations with respect thereto shall be as set forth in, the applicable provisions of the Option Agreement.

                          (c)  The terms of the Option Agreement and of this
Section 2 shall and hereby supersede all provisions of the Employment Agreement regarding the grant and exercise of options to purchase shares of Newberry and shall henceforth govern such options and matters pertaining thereto.

                          (d)  If stockholder approval for the Plan is not
obtained by December 31, 1996, Stephen L. Ranzini and Joseph L. Ranzini shall arrange for Newberry to grant to Employee options ("New Options") to replace and in substitution for, the options granted to Employee under the Plan and otherwise conforming as nearly as is practicable to the terms of said options (except all such New Options shall be non-qualified options).

                 3.  This Amendment may be executed in counterparts.

                 IN WITNESS WHEREOF, the undersigned have executed this Amendment as of the date first above written:




                                /s/ Mark Ouimet
                                ----------------------------------
                                    Mark Ouimet


                               UNIVERSITY BANK, a Michigan banking Corporation


                               By:  /s/ Stephen L. Ranzini
                                  ----------------------------------
                                   Sr. Vice President

                               As to Paragraph 2 above:

                               NEWBERRY BANCORP. INC.


                               By:  /s/ Stephen L. Ranzini
                                  ----------------------------------
                                  President

                               As to Paragraph 2(c) above:

                                /s/ Stephen L. Ranzini
                                ----------------------------------
                                    Stephen L. Ranzini


                                /s/ Joseph L. Ranzini
                                ----------------------------------
                                    Joseph L. Ranzini

                                   Exhibit A

Incentive Options (Total Shares: 100,000) as follows:

           (a)   20,000 shares of Common Stock:

                 (i) Exercisable immediately (subject to satisfaction of the conditions set forth in Section 7 of the Employee Stock Option Agreement).

                 (ii)    Latest expiration date: December 31, 1997.

                 (iii)   Purchase price per share: $4.50

           (b)   20,000 shares of Common Stock:

                 (i) Exercisable on or after January 10, 1997 (subject to satisfaction of the conditions set forth in Section 7 of the Employee Stock Option Agreement).

                 (ii)    Latest expiration date: December 31, 1997.

                 (iii)   Purchase price per share: $4.50

           (c)   20,000 shares of Common Stock:

                 (i) Exercisable on or after January 10, 1998 (subject to satisfaction of the conditions set forth in Section 7 of the Employee Stock Option Agreement).

                 (ii)    Latest expiration date: September 30, 2000

                 (iii)   Purchase price per share: $4.50

           (d)   20,000 shares of Common Stock:

                 (i) Exercisable on or after January 10, 1999 (subject to satisfaction of the conditions set forth in Section 7 of the Employee Stock Option Agreement).

                 (ii)    Latest expiration date: September 30, 2000

                 (iii)   Purchase price per share: $4.50

           (e)   20,000 shares of Common Stock:

                 (i) Exercisable on or after January 10, 2000 (subject to satisfaction of the conditions set forth in Section 7 of the Employee Stock Option Agreement).

                 (ii)    Latest Expiration Date: September 30, 2000

                 (iii)   Purchase price per share: $4.50

Other Options :

           (a)   80,000 shares of Common Stock:

                 (i) Exercisable immediately (subject to satisfaction of the conditions set forth in Section 7 of the Employee Stock Option Agreement)

                 (ii)    Expiration date: December 31, 1997

                 (iii)   Purchase price: $4.50